KW 3/11/14

[redacted]

14047041

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34205

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6050 Oak Tree Blvd, Suite 500
(No. and Street)

Cleveland	OH	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Bridges 216-525-4684
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Company
(Name – *if individual, state last, first, middle name*)

1133 Penn Avenue	Pittsburgh	PA	15222-4205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/14

OATH OR AFFIRMATION

I, Luke F. Baum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

VALERIE MRAVEC, Notary Public
State of Ohio - Medina County
My commission expires Aug 3, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBIZ Financial Solutions, Inc.

Audited Financial Statements
And Supplementary Financial Information

Year ended December 31, 2013
with Report of Independent Auditors

SCHNEIDER DOWNS

www.schneiderdowns.com

CBIZ Financial Solutions, Inc.

Audited Financial Statements
And Supplementary Financial Information

Year ended December 31, 2013
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2013

Contents

INDEPENDENT AUDITORS' REPORT

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of CBIZ Financial Solutions, Inc. (CFS), which comprise the statement of financial condition as of December 31, 2013, and the related statements of comprehensive income, cash flows and changes in stockholder's equity for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CFS as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained as supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2014

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 3,701,477
Investment in mutual funds & securities, available for sale, at market value	1,285,014
Deposits with clearing organization	50,000
Deposits with Depository Trust & Clearing Corporation	5,134
Receivable from clearing organization	46,115
Receivables from customers, net	2,364,551
Prepaid assets	107,953
Goodwill and other intangible assets, net of accumulated amortization of $1,061,730	3,473,654
Furniture and equipment, net of accumulated depreciation of $132,684	101,952
Total Assets	$ 11,135,850
Liabilities and Stockholder's Equity	
Liabilities	
Accrued salaries and wages	$ 520,693
Due to CBIZ affiliates	770,180
Accounts payable	173,270
Other liabilities	89,655
Income tax payable	2,346,891
Total Liabilities	3,900,689
Stockholder's Equity	
Common stock - $0 par value; stated value $250/share; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	7,739,450
Accumulated other comprehensive income	8,640
Accumulated deficit	(537,929)
Total Stockholder's Equity	7,235,161
Total Liabilities and Stockholder's Equity	$ 11,135,850

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Comprehensive Income

For the year ended December 31, 2013

Revenue	
Commissions and investment advisory fees	$ 16,318,517
Interest and dividends	7,967
Total Revenue	16,326,484
Expenses	
Employee compensation and benefits	7,693,695
Facilities expenses	568,012
Clearing fees	81,002
Other operating expenses	1,918,057
Depreciation and amortization	162,810
Total Expenses	10,423,576
Income before income taxes	5,902,908
Income tax provision (See footnote 4)	2,396,852
Net Income from continuing operations	3,506,056
Discontinued Operations	
Loss from operations of discontinued component - M & A Group	(123,043)
Income tax benefit	49,961
Loss on discontinued operations	(73,082)
Net Income	3,432,974
Other Comprehensive Income	4,443
Comprehensive Income	$ 3,437,417

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

For the year ended December 31, 2013

Cash flows from operating activities	
Net income	$ 3,432,974
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	48,883
Amortization of client lists	117,970
Changes in assets and liabilities:	
Receivable from clearing organization	(16,067)
Receivables from customers	(697,526)
Other assets	(1,478)
Due to/from CBIZ affiliates	(91,606)
Accrued salaries and wages	129,150
Accounts payable	14,772
Other liabilities	(9,086)
Income tax payable	(348,153)
Net cash provided by operating activities	2,579,833
Cash flows from investing activities	
Purchase of investments	(7,218)
Purchase of equipment	(2,148)
Net cash used by investing activities	(9,366)
Cash flows from financing activities	
Capital infusion from CBIZ	200,000
Dividends paid	(2,800,000)
Net cash used by financing activities	(2,600,000)
Net decrease in cash and cash equivalents	(29,533)
Cash and cash equivalents at beginning of year	3,731,010
Cash and cash equivalents at end of year	$ 3,701,477

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at January 1, 2013	$ 25,000	$ 7,539,450	$ 4,197	$(1,170,903)	$ 6,397,744
Net income	-	-	-	3,432,974	3,432,974
Unrealized gain on investment	-	-	4,443	-	4,443
Capital infusion from CBIZ	-	200,000	-	-	200,000
Dividends paid	-	-	-	(2,800,000)	(2,800,000)
Balance at December 31, 2013	$ 25,000	$ 7,739,450	$ 8,640	$ (537,929)	$ 7,235,161

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2013

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (CFS), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. CFS is a wholly owned subsidiary of CBIZ Operations, Inc. (CBSI), which is a wholly owned subsidiary of CBIZ, Inc. (CBIZ).

CFS is a full service Introducing Broker-Dealer and Registered Investment Advisory firm with its home office in Ohio. CFS currently conducts business in over 20 states across the United States. CFS has a securities clearing relationship with National Financial Services LLC (NFS), a subsidiary of Fidelity Investments. CFS also provides registered investment advisory services and asset management for qualified retirement plans.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

CFS considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2013, approximately 46% of the balance of cash and cash equivalents represents amounts that were held by National Financial Services LLC, CFS's clearing broker. At various times the amounts on deposit with banks or held by CFS's clearing broker exceed federally insured limits. Management monitors these balances and believes they do not represent a significant credit risk to CFS.

Accounts Receivable

Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. The allowance for doubtful accounts was $26,309 at December 31, 2013.

1. Organization and Significant Accounting Policies (Continued)

Investments

CFS classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when CFS has the positive intent and ability to hold the securities to maturity. Debt securities for which CFS does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded in the statement of financial condition at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of other comprehensive income.

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2013 was $48,883.

Revenue Recognition

Revenue is recognized only when all of the following are present: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee to the client is fixed or determinable, and collectibility is reasonably assured.

Revenue consists primarily of retirement plan administration fees, individual investment advisory service fees, brokerage commissions and life insurance commissions. A description of the revenue recognition, based on the product and billing arrangement, is described below.

> Retirement plan administration fees are recognized in the period in which services are provided, and may be based on fixed fees or asset-based fees according to the terms of the arrangement. Fees are billed either directly to the client or to the custodian of the plan assets. Invoices are usually prepared quarterly and can be either in advance or arrears. Fixed and asset-based fees billed in arrears are accrued monthly using reasonable estimates based on all readily available information. Any differences between these estimates and the actual cash payments received are recorded in the period in which the cash is received. Fixed and asset-based fees billed in advance are deferred and recognized as revenue as they are earned.

1. Organization and Significant Accounting Policies (Continued)

Individual investment advisory service fees are invoiced quarterly in advance and are deferred and recognized as revenue as they are earned. The fees are based on a pre-determined, tiered rate schedule which is applied to the client's total portfolio value at quarter end.

Commissions relating to brokerage transactions executed through the Company's clearing broker, NFS are recognized when earned.

Life insurance commissions, primarily from variable products, are recognized when the policy becomes effective.

Employee Savings Plan
CFS's employees participate in the CBIZ, Inc. Retirement Savings Plan. CBIZ sponsors a qualified 401(k) defined contribution plan that covers substantially all of its employees. Participating employees may elect to contribute, on a tax-deferred basis, up to 80% of their pre-tax annual compensation (subject to a maximum permissible contribution under Section 401(k) of the Internal Revenue Code). Matching contributions are 50% of the first 6% of base compensation that the participant contributes, and additional amounts may be contributed at the discretion of the Board of Directors. Participants may elect to invest their contributions in various funds, including stock; fixed income; stable value; and balanced-lifecycle funds. CFS's matching contribution to the 401(k) Plan in 2013 was $129,691.

Deferred Compensation Plan
CBIZ offers a deferred compensation plan, under which certain members of management and other highly compensated employees of CBIZ and its wholly owned subsidiaries may elect to defer receipt of a portion of their annual compensation, subject to maximum and minimum percentage limitations. Certain employees of CFS are eligible to participate in this plan. The amount of compensation deferred under the plan is credited to each participant's deferral account. An amount equaling each participant's compensation deferral is transferred into a rabbi trust and invested in various debt and equity securities as directed by the participants. The assets of the rabbi trust are held by CBIZ and recorded as assets of the deferred compensation plan.

1. Organization and Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

CFS utilizes the purchase method of accounting for all business combinations in accordance with Accounting Standards Codification 805 "Business Combinations." Identifiable intangible assets include finite-lived purchased intangible assets, which primarily consist of client lists and non-compete agreements. These assets are amortized using the straight-line method over their expected periods of benefit, generally two to ten years. Intangible assets with finite useful lives are tested for recoverability whenever events or changes in circumstances indicate that a carrying amount may not be recoverable. An impairment loss is recognized if the carrying value of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

In accordance with the provisions of Accounting Standards Codification 350 "Intangibles - Goodwill and Other," goodwill is not amortized. Goodwill is tested for impairment annually during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of goodwill below its carrying value. In accordance with this accounting standard, CFS first assessed qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the Company is less than its carrying amount. In performing this assessment, CFS considered qualitative factors such as macroeconomic conditions, industry and market considerations, cost factors, financial performance and other internal matters before determining that it is more likely than not that the fair value of the CFS is less than its carrying amount, and therefore performing the two-step impairment test is unnecessary.

CFS has reviewed Accounting Standards Update 2014-02 "Accounting for Goodwill" and has elected not to implement the amortization of goodwill.

Other Comprehensive Income

Other comprehensive income consists of net income and other gains and losses affecting stockholder's equity that, under generally accepted accounting principles, are excluded from net income. For CFS, such items consist primarily of unrealized gains and losses on marketable securities classified as available for sale.

1. Organization and Significant Accounting Policies (Continued)

Subsequent Events
CFS has adopted Accounting Standards Codification 855 "Subsequent Events." This guidance defines subsequent events as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued. Management has evaluated subsequent events through February 26, 2014, the date on which the financial statements were available to be issued.

2. Related Party Transactions

CFS has entered into various agreements (Agreements) with several subsidiaries of CBIZ. These Agreements outline the manner in which CFS conducts business with these related parties. The terms of these Agreements include the following provisions:

CBIZ Operations, Inc. (CBSI), a wholly owned subsidiary of CBIZ, and CBIZ Benefits & Insurance Services, Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provide certain management services to CFS and provide the facilities from which CFS conducts its operations. No management fees were allocated to CFS during 2013. Facility costs of approximately $530,000 were allocated to CFS during 2013 and are included in these financial statements. At December 31, 2013, CFS had a balance due to CBSI, CBIZ B&I and other CBSI- related affiliates of $770,180.

Fees generated by employees of other CBIZ subsidiaries are recognized by CFS as are the related commission expenses. In 2013, approximately $2,270,000 of revenue was generated by employees of other CBIZ subsidiaries and is recorded in these financial statements along with a corresponding commission expense of $40,000.

In certain cases, subsidiaries of CBIZ provide office and infrastructure support to employees of CFS who are located outside of the home office. Due to their immaterial and incidental nature, management has not quantified nor allocated the expenses incurred and absorbed by other CBIZ subsidiaries in these cases.

In 2013, CFS declared and paid cash dividends totaling $2,800,000 to its parent, CBSI.

3. Regulatory Requirements

CFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1. At December 31, 2013, CFS calculated its net capital at $1,031,592, which exceeded its capital requirements of $260,046 and had a ratio of aggregate indebtedness to net capital of 3.78 to 1.

4. Income Taxes

CFS files a consolidated federal tax return with CBIZ. Separate state tax returns, where applicable, are filed for CFS. Taxes, if any, are paid on behalf of CFS by CBIZ. CFS records in these financial statements tax expense and a corresponding tax liability on financial statement income at a rate of 40.1% pursuant to a tax sharing arrangement. Under this arrangement, there are no deferred taxes recorded on CFS's financial statements. The current liability will be settled with the parent's filing and payment of all taxes to the appropriate taxing authorities. There is no material recourse on CFS for any uncertain tax positions taken by the parent company.

5. Goodwill and Other Intangible Assets, Net

The components of goodwill and other intangible assets, net at December 31, 2013 were as follows:

Goodwill	$ 3,355,684
Client lists	1,179,700
Total goodwill and other intangibles assets	4,535,384
Less accumulated amortization	(1,061,730)
Goodwill and other intangible assets, net	$ 3,473,654

Client lists are amortized over periods not exceeding ten years. Amortization expense of client lists was $117,970 during the year ended December 31, 2013.

In accordance with Accounting Standards Codification 350 "Intangibles - Goodwill and Other," impairment charges, if any, are reported as depreciation and amortization expense in the statement of income. There was no impairment charges recorded during the year ended December 31, 2013.

6. Fair Value Measurement

The Fair Value Measurements and Disclosures topic establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable markets; and
- data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short-term nature of such instruments.

The mutual fund is a fixed income fund and is valued at the net asset value (NAV) of shares held by the CFS at year-end. The equity security is valued at the closing price reported in the active market in which the individual security is traded. As such, the Company's mutual fund and security are valued using Level 1 inputs.

7. Divestitures

On December 30, 2013, CFS entered into an agreement with De NES Partners, LLC and two employees of CFS (collectively referred to as "buyers") to divest its Mergers and Acquisitions Group located in Atlanta, Georgia. The agreement gives the buyers rights to the converted clients and converted prospects as defined in the agreement as well as to certain assets of the business. In return, CFS could receive payment for 50% of the aggregate operating loss for 2013 as well as an agreed upon percentage of the fees collected from each converted client and each converted prospect according to Section 4 of the Asset Purchase Agreement.

Due to the contingent nature and unknown timing of the payments, no gain or loss related to this transaction was recorded in 2013. There were no net assets or liabilities transferred to the buyers in conjunction with this transaction. For 2013, the Mergers and Acquisitions Group had gross revenues of $447,000 and expenses of $570,000.

Supplementary Information

CBIZ Financial Solutions, Inc.

Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2013

Net capital:	
Total stockholder's equity qualified for net capital	$ 7,235,161
Add liabilities subordinated borrowings allowable in computation of net capital	-
	7,235,161
Total capital and allowable subordinated borrowings	
Deductions and/or charges:	
Receivables from customers, net	(2,360,993)
Other assets	(116,645)
Goodwill and other intangible assets, net	(3,473,654)
Furniture and equipment	(101,952)
Net capital before haircuts on securities positions	1,181,917
Haircuts on securities (stock, money market and mutual funds)	(150,325)
Net capital	$ 1,031,592
Aggregate indebtedness	
Total liabilities from statement of financial condition	$ 3,900,689
Computation of basic net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 260,046
Excess net capital	$ 771,546
Excess net capital at 1,000%	$ 641,523
Ratio: Aggregate indebtedness to net capital	3.78 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2013)	
Net capital as reported in Company's Part II (Unaudited)	
FOCUS Report	$ 1,031,592
Audit adjustments	-
Net capital per above	$ 1,031,592

CBIZ Financial Solutions, Inc.

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii) and, therefore, no deposit was required.

CBIZ Financial Solutions, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2013

CFS is exempt from this requirement under SEC Rule 15c3-3(k) (2) (ii).

[This Page Intentionally Left Blank]

SCHNEIDER DOWNS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of CBIZ Financial Solutions, Inc. (CFS) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered CFS's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of CFS's internal control. Accordingly, we do not express an opinion on the effectiveness of CFS's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by CFS including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempted provisions of Rule 15c3-3. Because CFS does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of CFS is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which CFS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that CFS's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2014

SCHNEIDER DOWNS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
CBIZ Financial Solutions, Inc.
Cleveland, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by CBIZ Financial Solutions, Inc. (CFS), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CFS's compliance with the applicable instructions of Form SIPC-7. CFS's management is responsible for CFS's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034205 FINRA DEC
CBIZ FINANCIAL SOLUTIONS INC 14*14
6050 OAK TREE BLVD STE 500
CLEVELAND OH 44131-6951

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Edward Bridges (216)525-4684

2. A. General Assessment (item 2e from page 2)		$ 19,997
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/30/13 Date Paid		(8,550)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		11,447
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 11,447
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 11,447	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CBIZ Financial Solutions, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of February, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,850,957
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	8,759,525
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	81,002
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	11,661
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. *(See Instruction C)*: ______ (Deductions in excess of **$100,000** require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	8,852,188
2d. SIPC Net Operating Revenues	$ 7,998,769
2e. General Assessment @ .0025	$ 19,997

(to page 1, line 2.A.)

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
(412) 261-3644

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
(614) 621-4060

SCHNEIDER DOWNS